Gregory Falatek Work History

Elmwood Park LLC
CEO
July 2024 - Present

Stony Creek Studios
Founder, CEO, Creative Director
2024 - Present

Belmont Home Solutions
Founder, CEO, COO
2022-2024

Wonderful Machine
Associate Producer, Manager
2021-2022